[redacted]

15026459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC MAIL PROCESSING
RECEIVED
MAR 04 2015
WASH. D.C.
201
SECTION

SEC FILE NUMBER
8-66705

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities, Inc.

OFFICIAL USE
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 McKinney Avenue, 11th Floor

(No. and Street)

Dallas — Texas — 75201

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Mitts — (972) 419-2556

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP

(Name – *if individual, state last, first, middle name)*

750 N. St. Paul St., Suite 850 — Dallas — Texas — 75201

(Address) (City) (State) (Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

KW
2/16

FOR OFFICIAL USE ONLY

4/27/15

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Korbuly ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc.______________________________, as of December 31 ______________, 2014 ________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

CHERYL MARIE ROBERTS
Notary Public, State of Texas
My Commission Expires
June 11, 2017

Cheryl Marie Roberts
Notary Public

Craig Korbuly
Signature

CFO
Title

This report**contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- √ (c) Statement of Income (Loss).
- √ (d) Statement of Changes in Financial Condition.
- √ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- √ (m) A copy of the SIPC Supplemental Report.
- √ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

NexBank Securities, Inc.
Dallas, TX 75201

We have audited the accompanying statement of financial condition of NexBank Securities, Inc. as of December 31, 2014. This financial statement is the responsibility of NexBank Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NexBank Securities, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Dallas, Texas
February 27, 2015

NEXBANK SECURITIES, INC.

Balance Sheet

December 31, 2014

(In Thousands)

ASSETS		
Cash and cash equivalents	$	2,095
Receivables from affiliates		54
Furniture, equipment, and leasehold improvements, net		387
Partnership interests		2,000
Other assets		249
Total assets	$	4,785
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	1,092
Deferred rent		225
Total liabilities		1,317
Stockholder's equity:		
Common stock ($0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding)		-
Additional paid-in capital		3,440
Retained earnings		28
Total stockholder's equity		3,468
Total liabilities and stockholder's equity	$	4,785

See accompanying notes to financial statement.

1. Organization and Nature of Business

NexBank Securities, Inc. (Company), a Delaware Limited Corporation is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). The Company also does business as Barrier Advisors, NexBank Capital Advisors, and/or NexBank Realty Advisors.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit.

The Company has cash deposits at an unaffiliated commercial bank of which $1,598,112 is not insured by the Federal Deposit Insurance Corporation at December 31, 2014.

Accounts Receivable

Accounts receivable are recorded at estimated value, net of an allowance for expected losses. Accounts receivable are not interest bearing and are considered past due based on contractual terms. The allowance for doubtful accounts is estimated from historical performance and projections of trends, as well as specific financial information gathered by management. Uncollectible accounts are charged off when all reasonable efforts to collect the accounts have been exhausted.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost less accumulated depreciation.

Partnership Interests

The Company's investment in partnership interests at December 31, 2014 is recorded under the equity method of accounting.

Deferred Rent

Deferred rent represents tenant improvement allowances associated with the Company's lease of its primary facilities. Deferred rent is recorded as a reduction in rent expense under the straight-line method over the life of the relating lease.

Income Taxes

The Company is taxed as an S Corporation for federal income tax purposes. As such, the Company is not subject to Federal income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal income tax returns of its shareholder.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company. Management evaluated the Company's tax positions and concluded that the Company had maintained its S Corporation status and had taken no uncertain tax positions that require recognition or disclosure in the consolidated financial statements. Therefore, no liability for income tax has been included in the accompanying financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for calendar years before 2011.

Compensated Absences

Company employees are entitled to Paid Time Off (PTO), depending on job classification and years of service. PTO accrues on each semi-monthly pay date. An employee may carry over PTO from one calendar year to the next, with a maximum accrual of two weeks. Included in accounts payable and accrued expenses in the accompanying balance sheet at December 31, 2014 is an accrual of approximately $63,000 for PTO.

Fair Values of Financial Instruments

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

3. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2014 consisted of the following (in thousands):

Leasehold improvements	$	388
Computer equipment		135
Furniture and fixtures		119
Phone equipment		23
		665
Less accumulated depreciation and amortization		(278)
	$	387

Additionally, net software costs of approximately $11,000 at December 31, 2014 have been included in other assets in the accompanying balance sheet, comprised of cost and accumulated amortization of approximately $53,000 and $42,000, respectively.

4. Partnership Interests and Variable Interest Entities

Partnership interests at December 31, 2014 represent the Company's 60% investment as a limited partner in two land development partnerships in the aggregate amount of $2,000,000. These partnerships also have outstanding debt due NexBank SSB, an affiliate of the Company through common ownership, in an aggregate amount of $8,000,000. Pursuant to the terms of the partnership agreements, the Company is to receive an 8% preferred return and a 60/40 split of profits upon completion of the projects and sale of the underlying lots, respectively.

These partnerships have been identified as variable interest entities under the guidance of FASB ASC 810-10. In determining whether the Company is the primary beneficiary of these partnerships, management has considered whether the Company has both: (a) the power to direct the activities of the partnerships that most significantly impact their economic performance; and (b) the obligation to absorb losses of the partnerships or to receive benefits from the partnerships that could potentially be significant to them. The Company's losses are limited to its initial collective investment of $2,000,000; any additional losses are to be absorbed by the partnerships' general partner. Additionally, the general partner of the partnerships directs and controls the day-to-day activities without involvement of the Company or any other limited partners. Accordingly, management has determined that the Company is not the primary beneficiary of these partnerships, and, therefore, these entities have not been consolidated in the accompanying financial statement. Condensed financial information of these partnerships as of December 31, 2014 is as follows (in thousands):

ASSETS		
Land held for development	$	5,635
Capitalized development costs		155
Other assets		75
Total assets	$	5,865
LIABILITIES AND PARTNERS' CAPITAL		
Earnest money deposits and accrued liabilities	$	1,093
Notes payable		2,772
Total liabilities		3,865
Partner's capital		2,000
Total liabilities and partners' capital	$	5,865

5. Related Party Transactions

At December 31, 2014, the Company has cash on deposit with an affiliated bank amounting to approximately $247,000.

Total receivables from affiliates amounted to approximately $54,000 at December 31, 2014. Total payables to affiliates amounted to approximately $7,000 at December 31, 2014.

6. Employee Benefits

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Board of Directors may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions.

7. Commitments, Guarantees and Contingent Liabilities

The Company is named as a co-defendant in a lawsuit that alleges, among other things: (1) the Company and other co-defendants fraudulently induced the plaintiffs into participating in a loan by failing to fully disclose the borrower's financial condition; and (2) the Company negligently performed certain financial advisory services for the borrower. Based upon the Company's internal investigation, as well as a review of information learned in the early stages of discovery, the Company has concluded that the plaintiffs' allegations are meritless. There are substantial uncertainties inherent to all litigation, and the Company cannot yet predict the outcome of the litigation or whether the litigation will have a material impact. The Company continues to vigorously defend itself against all of the claims, and has filed a motion for sanctions (including for the recovery of attorneys' fees and costs) against the plaintiffs for filing a suit in bad faith and without a factual basis.

The Company is involved in various other legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position or results of operations of the Company.

The Company leases its primary office facility under an informal lease agreement with NexBank, SSB (NexBank), an affiliate through common ownership, which expires August 31, 2022. Under the agreement, the Company is allocated 32% of the total lease payments required by NexBank. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year		Amount
2015	$	141
2016		144
2017		147
2018		149
2019		152
Thereafter		420
	$	1,153

In conjunction with execution of the above lease, the Company received a tenant improvement allowance in the original approximate amount of $204,000.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

8. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6 2/3% of total aggregate indebtedness.

At December 31, 2014, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $778,000 and $1,317,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 1.69 to 1.00. Total net capital was approximately $690,000 above the minimum required net capital of approximately $88,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2014.

9. Customer Protection, Reserves and Custody of Securities

The Company does not hold customer accounts, funds, or securities.